SEC SECUF  MMISSION

12062793

SEC
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Section

DEC 28 2012

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
~~8-067736~~
8-67736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/11 and ending 09/30/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Spearhead Capital, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
11101 South Crown Way
(No. and Street)

Wellington	FL	33414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Todd Walters (561)801-7302
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, **Todd Walters**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Spearhead Capital, LLC, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Managing Member
Title



VANNETTA CALLUM
Notary Public
State of New Jersey
My Commission Expires Feb 1, 2017



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEARHEAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2012


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Members of
Spearhead Capital, LLC

We have audited the accompanying statement of financial condition of Spearhead Capital, LLC as of September 30, 2012 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spearhead Capital, LLC as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
December 21, 2012

SPEARHEAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

Cash	$	78,497
Goodwill at cost, less impairment loss of $0		30,000
Other assets		6,925
	$	115,422

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	20,970
Members' equity		94,452
	$	115,422

The accompanying notes are an integral part of this financial statements.

SPEARHEAD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Investment Sales and Marketing
Fees are earned from investment banking in private placements and providing specialized sales and marketing services to alternative investment managers across a wide spectrum of asset classes.

Revenue Recognition
The Company records fees as they are earned based on services provided.

Accounts Receivable
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. There are no Accounts Receivable as of September 30, 2012.

Cash Equivalents
For the purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Promotion Costs
The Company expenses promotion costs as incurred.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income and deductions are reported by the members on their income tax returns. Therefore no provision for federal or state income taxes has been made.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $57,527 at September 30, 2012, which exceeds required net capital of $5,000 by $52,527. The ratio of aggregated indebtedness to net capital at September 30, 2012 was .40 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company rented office space from its former sole member. The rent charged was $ 7,500 for the fiscal year ending September 30, 2012. At September 30, 2012 the Company did not owe any monies to the related party. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

NOTE 5 - GOODWILL

As of September 30, 2012 Company has recorded Goodwill at $30,000 in books of accounts. There are no impairment losses for the fiscal year ending September 30, 2012.

NOTE 6 – FIRM PURCHASE

During the year-ended September 30, 2012 the Company was purchased by new owners. In conjunction with the purchase, distributions were made to the former owner out of the equity of the firm. Simultaneously, the firm was capitalized by the new owners. As part of the purchase goodwill was recorded on the books of $30,000. The financial statements being reported include the entire year under both ownerships.

NOTE 7– MEMBERS' EQUITY

As of September 30, 2012 following balance existed for each class of equity in the members' equity account.

Common Units: Common Units shall have one vote per unit issued and a liquidation preference and registration rights that are pari passu only with other Common Units holders. There are currently 60,000 units outstanding with an agreed upon value of $ 49,848.

NOTE 7– MEMBERS' EQUITY (Continued)

Preferred Units:

Series A Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series A Preferred Units or may otherwise be required pursuant to Delaware Law. Series A Preferred Units shall pay an 8% dividend per annum, based on the Liquidation Amount. The 8% per annum dividend shall accrue and compound each year. As of September 30, 2012 there are 150,000 units outstanding with an agreed upon value of $300,000. The accrued dividend for the fiscal year ended September 30, 2012 was $11,892.

Series B Preferred Units are non-convertible, non-voting units, except with respect to events which adversely alter the terms of the Series B Preferred Units or may otherwise be required pursuant to Delaware Law. Series B Preferred Units shall pay a 7.5% dividend per annum, based on the Liquidation Amount. The 7.5% per annum dividend shall accrue and compound each year. As of September 30, 2012 there are 21,112 units outstanding with an agreed upon value of $42,224. The accrued dividend for the fiscal year ended September 30, 2012 was $1,485.

NOTE 8 – CONCENTRATIONS

The Company derived almost all of its revenue from nine customers with one customer accounting for 78% of total revenue for the fiscal year ending September 30, 2012.

The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

NOTE 9 – OPERATING LEASES

The Company has entered into an operating lease starting from 8/1/2012 for a monthly subleasing expense of $800 per month. Subleasing expense for 2012 was $1,600.

NOTE 10 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTE 10 – FAIR VALUE (Continued)

Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 21, 2012, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.